McGuireWoods LLP
Bank of America Corporate
201 N. Tryon Street
Suite 3000
Charlotte, NC 28202-4011
Phone: 704.373.8999
Fax: 704.373.8935
www.mcguirewoods.com

Jason H. Scott
jscott@mcguirewoods.com	McguireWoods
January 14, 2009
David R. Humphrey
Branch Chief
US Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, DC 20549

Re:	Horizon Lines, Inc.
Form 10-K for the fiscal year ended December 23, 2007
File No. 001-32627
Dear Mr. Humphrey:
     Reference is made to the letter of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), dated December 30, 2008, setting forth comment to the Annual Report on Form 10-K for the fiscal year ended December 23, 2007 (the “10-K”) filed by Horizon Lines, Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”). Also transmitted herewith is the acknowledgment requested in the Staff’s closing comments.
     Set forth below is the staff’s comment, indicated in bold, and the Company’s response.
Form 10-K for the Year Ended December 23, 2007
Current Developments, page 3
1. In a letter to the staff, please discuss each of the new financing instruments issued in August 2007. Explain the material terms of the 4.25% convertible notes and the accompanying registration rights agreement and tell us how you recorded and accounted for same. In addition, please provide an analysis of each of the associated transactions. Describe the nature, purpose and material terms of the share option and warrant agreements. Discuss your related accounting for each instrument in detail and, in support of each of your conclusions, provide specific references to your basis in GAAP for the accounting period.

Description of the 4.25% Convertible Notes
     On August 8, 2007, the Company issued $330.0 million aggregate principal amount of 4.25% Convertible Senior Notes due 2012 (the “Notes”). The Notes are general unsecured obligations of the Company and rank equally in right of payment with all of the Company’s other existing and future obligations that are unsecured and unsubordinated. The Notes bear interest at the rate of 4.25% per annum, which is payable in cash semi-annually on February 15 and August 15 of each year. The Notes mature on August 15, 2012, unless earlier converted, redeemed or repurchased in accordance with their terms prior to August 15, 2012. Holders of the Notes may require the Company to repurchase the Notes for cash at any time before August 15, 2012, if certain fundamental changes occur.
     Each $1,000 of principal of the Notes will initially be convertible into 26.9339 shares of the Company’s common stock, which is the equivalent of $37.13 per share, subject to adjustment, upon the occurrence of specified events set forth under the terms of the Notes. Upon conversion, the Company would pay the holder the cash value of the applicable number of shares of its common stock, up to the principal amount of the note. Amounts in excess of the principal amount, if any, may be paid in cash or in stock, at the Company’s option. Holders may convert their Notes into the Company’s common stock as follows:
•	Prior to May 15, 2012, if during any calendar quarter, and only during such calendar quarter, if the last reported sale price of the Company’s common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter exceeds 120% of the applicable conversion price in effect on the last trading day of the immediately preceding calendar quarter;

•	During any five business day period prior to May 15, 2012, immediately after any five consecutive trading day period (the “measurement period”) in which the trading price per $1,000 principal amount of notes for each day of such measurement period was less than 98% of the product of the last reported sale price of the Company’s common stock on such date and the conversion rate on such date;

•	If, at any time, a change in control occurs or if the Company is a party to a consolidation, merger, binding share exchange or transfer or lease of all or substantially all of its assets, pursuant to which the Company’s common stock would be converted into cash, securities or other assets; or

•	At any time after May 15, 2012 through the fourth scheduled trading day immediately preceding August 15, 2012.
     Holders who convert their Notes in connection with a change in control may be entitled to a make-whole premium in the form of an increase in the conversion rate. In addition, upon a change in control, liquidation, dissolution or de-listing, the holders of the Notes may require the Company to repurchase for cash all or any portion of their Notes for 100% of the principal amount plus accrued and unpaid interest. The Company may not redeem the Notes prior to maturity.

Registration Rights Agreement
     In connection with the issuance of the Notes, the Company entered into a registration rights agreement with the initial purchasers (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Company agreed to file a shelf registration statement with the Commission covering resales of the Notes and the shares of common stock issuable upon conversion of the Notes and to use its reasonable efforts to cause the shelf registration statement to become effective under the Securities Act of 1933, as amended (the “Securities Act”), and to maintain the effectiveness of such registration statement until the expiration of the period referred to in Rule 144(k) of the Securities Act, or any successor provision.
     As required by the terms of the Registration Rights Agreement, the Company filed a shelf registration statement with the Commission with respect to the Notes and the shares issuable upon conversion of the Notes on February 1, 2008. Effective February 15, 2008, Rule 144 was amended to reduce the holding period referred to in the successor provision referred to in Rule 144(k) to six months. During the six month period ended February 15, 2008, the holders of the Notes did not transfer any Notes pursuant to the registration statement or Rule 144. The Company withdrew the registration statement on February 15, 2008.
Balance Sheet Treatment of the Notes
     EITF 90-19, Convertible Bonds with Issuer Option to Settle for Cash upon Conversion (“EITF 90-19”) addresses three types of convertible instruments; Instruments A, B, and C. Instrument C convertible bonds are those convertible instruments that, upon conversion, the issuer must satisfy the accreted value of the obligation (the amount accrued to the benefit of the holder exclusive of the conversion spread) in cash and may satisfy the conversion spread (the excess conversion value over the accreted value) in either cash or stock. The Notes require the Company to pay in cash up to par value and the conversion spread to be settled in shares or cash at the Company’s option. Therefore, the Notes are an Instrument C type of convertible note.
     Because the Notes are considered an Instrument C type convertible per EITF 90-19, the Notes should be accounted for like convertible debt (that is, as a combined instrument) if the conversion feature meets the requirements of EITF 00-19, Accounting for Derivative Financial Statements Indexed to, and Potentially Settled in, a Company’s Own Stock (“EITF 00-19) and EITF 01-06, The Meaning of “Indexed to a Company’s Own Stock” (“EITF 01-06”). The analysis of the conversion features, and whether or not the requirements of EITF 00-19 and EITF 01-06 are met, is found below (see section titled “Stock Conversion Feature” on page 4). The conversion feature meets the requirements of EITF 00-19 and EITF 01-06. Accordingly, the Notes were accounted for as one instrument in accordance with APB No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants (“APB 14”).
     APB 14 indicates that no portion of the proceeds from the issuance of the types of convertible debt described in paragraph 3 of APB 14 should be accounted for as attributable to the conversion feature (that is, bifurcated and accounted for separately). Paragraph 3 describes convertible debt as “...those debt securities which are convertible into common stock of the issuer...at a specified price at the option of the holder and which are sold at a price or have a value at issuance not significantly in excess of the face amount.” Furthermore, paragraph 3 states that the terms of such securities generally include:

1.	An interest rate which is lower than the issuer could establish for non-convertible debt.	➢	The initial interest rate on the Notes is 4.25%, which is lower than the rate at which the Company could borrow for non-convertible debt.

2.	An initial conversion price which is greater than the market value of the common stock at the time of issuance.	➢	The Notes were issued with an initial 130% conversion premium of the market value of the Company’s common stock.

3.	A conversion price which does not decrease except pursuant to anti-dilution provisions.	➢	The conversion price is constant, except pursuant to standard anti-dilution and make-whole provisions.
     APB 14 further states that in most cases, convertible debt is callable at the option of the issuer and is subordinated to nonconvertible debt. The Notes do not have call provisions but are subordinated to nonconvertible debt. Paragraph 12 of APB 14 places greater weight on the inseparability of the debt and the conversion option and less weight on the practical difficulties in making the determination that the conversion option should not be bifurcated and accounted for separately.
     Based on the guidance provided by EITF 90-19 regarding Instrument C convertibles and APB 14 with respect to classification of convertibles as debt, the Notes were reported on the Company’s consolidated balance sheet as a combined debt instrument. The value of the embedded written option in the Company’s own common stock was not bifurcated since the option is not separable from the debt.
Stock Conversion Feature
     The Notes have a conversion feature which is an embedded derivative but should not be separated from the host contract and accounted for under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended (“SFAS 133”). Paragraph 12 of SFAS 133 states that contracts that do not in their entirety meet the definition of a derivative instrument such as bonds, insurance policies or leases may contain embedded derivative instruments. An embedded derivative instrument shall be separated from the host contract and accounted for as a derivative instrument pursuant to paragraph 12(a-c) of SFAS 133 if the following criteria are met:
a.	The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract.

Analysis: Because the conversion feature is indexed to the stock of the company and the host is a debt host, the conversion feature is not clearly and closely related to the host contract.
b.	The contract that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value with changes in fair value reported in earnings as they occur.

Analysis: Since the host contract is convertible debt, it is not measured at fair value with changes in fair value being reported in earnings.

c.	A separate instrument with the same terms as the embedded derivative instrument would, pursuant to paragraphs 6-11, be a derivative instrument subject to the requirements of SFAS 133.

Analysis: SFAS 133 does not require the Company to bifurcate the stock conversion feature from the convertible debt if that feature on a standalone basis would be classified as an equity instrument of the Company (paragraphs 11(a)). Paragraph 11(a) of SFAS 133 indicates that certain contracts will not be considered derivative instruments for the purpose of bifurcating embedded derivatives from host contracts. These contracts include “contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position.” To determine if the stock conversion feature is indexed to its own stock it must be analyzed under EITF 01-06, and to determine if it could be classified as stockholders’ equity it must be analyzed under EITF 00-19.

EITF 01-06 states that an instrument is considered indexed to a company’s own stock within the meaning of EITF 00-19 provided that the contingency provisions are not based on an observable market, other than the market for the issuer’s stock, or an observable index, other than those calculated or measured solely by reference to the issuer’s own operations, and once the contingent events have occurred, the instrument’s settlement amount is based solely on the issuer’s stock. Based on the guidance within EITF 01-06, the instrument meets the definition of “indexed to a company’s stock as the instrument’s settlement value is indexed to the Company’s stock.

The Notes may be converted prior to the year in which they contractually mature upon the resolution of certain contingencies, including when the trading price of the notes over a specified period is less than 98% of the then if-converted value of the shares underlying the instrument. The parity provision is indexed not only to the company’s stock, but also to another observable market index (the bond’s trading price, which price is affected by interest rates and the Company’s credit). The scope exception that paragraph 11(a) of SFAS 133 grants can be applied only if the conversion option is indexed to the issuer’s own stock. EITF 01-06 provides additional guidance about what is encompassed by the concept “solely indexed to a Company’s own stock.” While the parity provision is a contingency, which is indexed to the bond’s trading price, once the contingency has been triggered, conversion value is based solely on the Company’s stock price. Furthermore, all convertible debt is inherently dually indexed in that a holder’s decision to convert will always be based on the value of the debt (which encompasses current market interest rates and Company’s credit spread) relative to the conversion value. As reflected in EITF 02-D, it is not the intent of EITF 01-06 to cause all convertible notes to fail the scope exception from SFAS 133. Lastly, market participants generally view the likelihood of the parity trigger giving rise to a conversion as remote. Accordingly, the Company determined that the parity provision contingency does not need to be bifurcated from the convertible notes and accounted for separately under SFAS 133.

Further, adjustments to the conversion rate / conversion price may be made pursuant to the terms of the Notes upon the occurrence of certain fundamental changes involving the Company. The adjustments to the conversion rate/price are, however, based on the closing price of the Company’s stock for a specified number of days prior to the effective date of the transaction and the date on which the event becomes effective. Adjustments can also be made to the conversion rate upon the Company electing to affect certain dilutive transactions (e.g., cash dividends or rights offering at a specified discount to the Notes’ conversion price). These adjustments also are based on the Company’s stock price and the consideration distributed to its shareholders, thus they do not conflict with the provisions of EITF 01-06.
Paragraph 8 of EITF 00-19 provides that contracts that require physical settlement or net-share settlement, or contracts that give the company a choice of net-cash settlement be classified as equity provided that the criteria of paragraphs 12 through 32 of EITF 00-19 are also met. The conversion feature of the Notes requires a net-share settlement and therefore the principal will be paid in cash and the gain, if any, may be paid in shares.
The requirements of paragraphs 12 through 32 of EITF 00-19 are set forth below and, accordingly, the embedded derivative should be classified as a component of stockholders’ equity.

1.	The contract permits the company to settle in unregistered shares.	➢	Based on the agreement, the Company is permitted to settle in unregistered shares.

		➢	There are no penalties associated with one settlement option versus another settlement option.

2.	The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.	➢	The number of authorized and available common shares, as compared to the number of shares needed to satisfy all existing commitments, is sufficient. There is an explicit cap on the number of shares to be delivered at 26.9339 shares per $1,000 principal amount of notes or 8,888,187 shares.

The following table provides additional details with respect to the Company’s available shares on August 8, 2007:

Authorized	50,000,000
Outstanding shares	(33,647,867)
Stock options/restricted stock and ESPP net of shares issued	(3,293,839)
Shares repurchased	1,000,000

14,058,294

Bonds	8,888,187
Warrants	4,600,000

13,488,187

Excess Shares	570,107

3.	The contract contains an explicit limit on the number of shares to be delivered in a share settlement.	➢	As noted above, there is an explicit cap on the number of shares to be delivered at 26.9339 shares per $1,000 principal amount of notes or 8,888,187 shares. However, the Company is required to net settle and therefore the principal will be paid in cash and the conversion premium will be paid in shares.

4.	There are no required cash payments to the counterparty in the event the company fails to make timely filings with the Commission.	➢	There are no required cash payments to the counterparty in the event that the Company fails to make timely filings with the Commission.

5.	There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).	➢	There are no cash settled “top-off” or “make-whole” provisions.

6.	The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.	➢	Section 12.12(c) of the Indenture provides that holders of the notes would be permitted to convert their notes into the same kind and type of consideration (including cash) elected to be received by common shareholders in a change of control involving the Company. Otherwise, the company has the choice of settling the conversion spread in cash or shares at its option.

7.	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.	➢	There are no such provisions.

8.	There is no requirement in the contract to post collateral at any point or for any reason.	➢	There is no collateral requirement.
Under EITF 00-19, the stock conversion feature meets the definition of an equity instrument as the Company has met the eight conditions within paragraphs 12 through 32.

     In summary, the conversion feature is both (1) indexed to its own stock because it meets the provisions of EITF 01-06 and (2) classified in stockholders’ equity in the Company’s statement of financial position because it meets the provisions of EITF 00-19. Therefore, the stock conversion feature is not within the scope of SFAS 133 according to paragraph 11(a), and is not required to be bifurcated and separately accounted for as a derivative instrument. Rather it is considered part of the Notes and the instrument is one instrument, convertible debt.
Call Spread Option and Warrant Agreement
     Concurrent with the issuance of the Notes, the Company entered into note hedge transactions with certain financial institutions whereby if the Company is required to issue shares of its common stock upon conversion of the Notes, the Company has the option to receive up to 8.9 million shares of its common stock when the price of the Company’s common stock is between $37.13 and $51.41 per share upon conversion (“Call Option”). In addition, the Company sold warrants to the same financial institutions whereby the financial institutions have the option to receive up to 17.8 million shares of the Company’s common stock when the price of the Company’s common stock exceeds $51.41 per share upon conversion (“Warrant Agreement”). In June 2008, the Company obtained approval from its shareholders to increase the number of authorized but unissued shares such that the number of shares available for issuance to the financial institutions increased from 4.6 million to 17.8 million. The separate Call Option and Warrant Agreement were structured to reduce the potential future share dilution associated with the conversion of Notes. The Call Option has been accounted for as an equity transaction in accordance with EITF 00-19. The Warrant Agreement has also been classified as equity because the Warrant Agreement meets all of the equity classification criteria within EITF 00-19.
SFAS 150 Analysis
     As it relates to the Call Option and Warrant Agreement, it was determined that the instruments need not be classified as liabilities under SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (“SFAS 150”). Paragraphs 11 and 12 of SFAS 150 generally require liability classification for two broad classes of financial instruments:
1.	Instruments that represent, or are indexed to, an obligation to buy back the issuer’s shares, regardless of whether the instrument is settled on a net-cash or gross physical basis, including mandatorily redeemable equity instruments, written put options, or forward purchases.
2.	Obligations that can be settled in shares but meet one of the following conditions:
i.	Derive their value predominantly from some other underlying,
ii.	Have a fixed value,
iii.	Have a value to the counterparty that moves in the opposite direction as the issuer’s shares.
     The Call Option does not represent an obligation of the Company to repurchase its shares; rather it gives the Company a right to buy shares of the Company’s stock from the counterparties. Accordingly, the Call Option should not be classified as a liability under SFAS 150. Similarly, the Warrant Agreement does not require the Company to purchase its shares;

rather, it provides the counterparties with the ability to purchase shares from the Company. In addition, although the Warrants Agreement can be settled in net shares, its values are derived solely from the Company’s share price, it does not have a fixed value, and the value to the counterparties moves in the same direction as the Company’s shares.
EITF 00-19 and 01-06 Analysis
     EITF 01-06 states that an instrument is considered indexed to a company’s own stock within the meaning of EITF 00-19 provided that the contingency provisions are not based on an observable market, other than the market for the issuer’s stock, or an observable index, other than those calculated or measured solely by reference to the issuer’s own operations, and once the contingent events have occurred, the instrument’s settlement amount is based solely on the issuer’s stock. The purchased Call Option and the Warrant Agreement meet the definition of “indexed to a company’s stock” as the instruments’ settlement value is only indexed to the Company’s common stock.
     Under early termination or upon the occurrence of an extraordinary event, settlement of the Call Option or the Warrant Agreement may be impacted by or occur upon the occurrence of:
– Merger Event

– Tender Offer

– Nationalization

– Insolvency

– Delisting

– Change in Law

– Failure to Deliver

– Hedging Disruption

– Increased Cost of Hedging

– Loss of Stock Borrow

– Increase Cost of Stock Borrow

– Declaration of a dividend that varies from an ordinary dividend
     None of the above contingent events represent an observable market or observable index, but rather represent events involving or affecting the Company or its shares.
     Upon the settlement of the Call Option and the Warrant Agreement, the value (under normal settlement) is indexed solely to the Company’s stock price during the term of the contract. Under settlement upon the occurrence of an Extraordinary Event or upon Early Termination, specifically related to each of the 12 events noted above, the terms of the Call Option and the Warrant Agreement, or both, may, in certain cases be adjusted, or settlement may occur immediately for fair value, while at the same time adjusting the terms of the two contracts to preserve the fair value as if the event did not occur. The events giving rise to an extraordinary event or early termination and the resulting adjustments to the Call Option’s or Warrant Agreement’s terms or settlement amount do not represent an observable market, nor do they represent an observable index. Rather they are intended to preserve the fair value of the contract as if the event did not occur and therefore do not violate the provisions of EITF 01-06.
     Paragraph 8 of EITF 00-19 provides that contracts that require physical settlement or net-share settlement, or contracts that give the company a choice of net-cash settlement be classified as equity provided that the criteria of paragraphs 12 through 32 of EITF 00-19 are also met.
The Call Option was analyzed as follows:

1.	The contract permits the company to settle in unregistered shares.	➢	The Company will not be required to issue shares in relation to the purchased Call Option. The Company can only receive shares under the purchased Call Option.

2.	The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.	➢	The Company will not be required to deliver shares when exercising the purchased Call Option.

3.	The contract contains an explicit limit on the number of shares to be delivered in a share settlement.	➢	The Company will not be required to deliver shares when exercising the purchased Call Option.

4.	There are no required cash payments to the counterparty in the event the company fails to make timely filings with the Commission.	➢	There is no required cash payment to the counterparties in the event the Company fails to make timely filings with the Commission.

5.	There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).	➢	There are no cash settled “top-off” or “make-whole” provisions.

6.	The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.	➢	The contract permits settlement in cash as set forth in Section 8(d) on page 14 to address the Maritime Ownership Percentage provisions.

7.	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.	➢	Any rights senior to common shareholders of the Company are specifically disclaimed by the counterparties.

8.	There is no requirement in the contract to post collateral at any point or for any reason.	➢	There is no collateral requirement.
     As outlined above, the Company has determined the purchased Call Option meets the definition of an equity instrument because the instrument meets the eight conditions set forth in paragraphs 12 through 32 of EITF 00-19. The Company has therefore classified the purchased Call Option as equity rather than an asset or liability, as would be necessary if it were a freestanding derivative.
The Warrant Agreement was analyzed as follows:

1.	The contract permits the company to settle in unregistered shares.	➢	The Company is permitted to settle the Warrant Agreement in unregistered shares. However, in the case of a settlement with unregistered shares, the counterparties determine an appropriate discount to the settlement price in a “commercially reasonable manner” and appropriately adjusts the amount of unregistered shares to be delivered to the counterparties. Although settlement in unregistered shares may be subject to a discount, it is acceptable under EITF 00-19 because it is done in a “commercially reasonable manner”.

2.	The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.	➢	The number of authorized and available common shares, as compared to the number of shares needed to satisfy all existing commitments, are sufficient.

The contract is net share settled and the maximum amount of shares that can be issued to settle the written call option is 4,600,000. See table regarding available share detail in the “Stock Conversion Feature” section of this letter. As of August 8, 2007 the Company had 50,000,000 shares authorized, 33,647,867 shares issued and outstanding, 8,888,187 shares that could be issued to satisfy the conversion of the Notes 3,293,839 authorized for the various stock plans and 1,000,000 shares repurchased. Therefore, the Company has approximately 5,160,000, shares available which are enough shares to satisfy the Warrant Agreement and all other possible commitments.

3.	The contract contains an explicit limit on the number of shares to be delivered in a share settlement.	➢	The maximum amount of shares that can be issued to settle the Warrant Agreement is 4,600,000, the underlying number of shares on the warrants.

4.	There are no required cash payments to the counterparty in the event the company fails to make timely filings with the Commission.	➢	There is no required cash payment to the counterparties in the event the Company fails to make timely filings with the Commission.

5.	There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).	➢	There are no cash settled “top-off” or “make-whole” provisions. There is a make-whole amount in the form of shares but not in cash.

6.	The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.	➢	There is no such requirement. The Company is required to net settle in shares.

7.	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.	➢	Any rights senior to common shareholders of the Company are specifically disclaimed by the counterparties.

8.	There is no requirement in the contract to post collateral at any point or for any reason.	➢	There is no collateral requirement.
     As outlined above, the Company has determined the Warrant Agreement meets the definition of an equity instrument because the instrument meets the eight conditions set forth in paragraphs 12 through 32 of EITF 00-19. The Company has therefore classified the Warrant

Agreement as equity rather than an asset or liability, as would be necessary if it were a freestanding derivative.
Impact of the Notes on Earnings per Share
     In accordance with SFAS No. 128, Earnings per Share (“SFAS 128”), the Notes and the warrants sold in connection with the hedge transactions will have no impact on diluted earnings per share until the price of the Company’s common stock exceeds the conversion price (initially $37.13 per share) because the principal amount of the Notes will be settled in cash upon conversion. Prior to conversion of the Notes or exercise of the warrants, the Company will include the effect of the additional shares that may be issued if its common stock price exceeds the conversion price, using the treasury stock method. The call options purchased as part of the note hedge transactions are anti-dilutive and therefore will have no impact on earnings per share.
     As discussed above, the Notes resemble Instrument C referenced in EITF 90-19 and consequently the if-converted method should not be used to determine the effect of the Notes on diluted earnings per share. Rather, EITF Issue 90-19 provides that the conversion spread should be included in diluted earnings per share based on paragraph 29 of SFAS 128. Further, the conversion spread would not be included in fully diluted earnings per share to the extent doing so is anti-dilutive. The notes provide the Company (and not holders) has the choice to settle the conversion spread in shares or cash. SFAS 128 par. 29 sets forth an assumption that instruments that provide the issuer settlement alternatives (for example, cash or shares) will be settled in shares unless the issuer has a past practice of settling, or a stated policy to settle, such instruments in cash. EITF D-72 reiterates this principle and provides, “The staff also would like to clarify that the provisions of paragraph 29 of Statement 128 require that for contracts that provide the company with a choice of settlement methods, the company shall assume that the contract will be settled in shares. That presumption may be overcome if past experience or a stated policy provides a reasonable basis to believe that it is probable that the contract will be paid partially or wholly in cash.” Because the Company controls the form of settlement of the conversion spread and because the Company does not have a past practice of settling, or a policy to settle, instruments that provide for multiple settlement alternatives in cash, SFAS 128 and EITF D-72 require inclusion of the potential shares issuable on conversion of the notes in diluted earnings per share in circumstances where the impact is dilutive (otherwise the shares should be excluded).
     The terms of the Notes permit conversion prior to certain dates only if specified contingencies have been met, such as if the Company’s stock price trades at or above specified prices. EITF 04-08, The Effect of Continently Convertible Debt on Diluted Earnings per Share (“EITF 04-8”) addresses when contingently convertible instruments should be included in diluted EPS. Contingently convertible instruments are instruments that have embedded conversion features that are contingently convertible or exercisable based on (a) a market price trigger or (b) multiple contingencies that include a market price trigger. Pursuant to EITF Issue 04-8, the net shares underlying the notes (see discussion below regarding treatment of the conversion spread in diluted earnings per share) must be included in diluted earnings per share (if dilutive), regardless of whether the market-based contingencies set forth in the terms of the notes have been meet (e.g., trading price contingency, parity trigger, etc.).

     The purchased call option and the written call option should be evaluated separately for EPS purposes since they are not linked for accounting purposes under SFAS 133 (DIG Issue K1).
     The Call Option does not impact EPS since the contract is anti-dilutive. Consequently, there is no increase in outstanding shares and no impact to EPS. In addition, as discussed in SFAS 128 par. 25, the Call Option would not be included in EPS because it would be anti-dilutive because the Company would only exercise when the strike price is below the market price.
     The Warrant Agreement economically requires that the Company issue shares equal to the difference between the Warrant Agreement price and the current stock price upon conversion. Consequently, there would be an increase in outstanding shares and therefore an impact to dilutive EPS. As discussed above, the Notes resemble Instrument C referenced in EITF 90-19 and consequently the treasury stock method is appropriate for determining the effect of the Notes on diluted earnings per share. The difference between the exercise price of the Warrant Agreement and the Company’s common stock price, when stock price is above the strike price should be included in diluted earnings per share based on the provisions of SFAS 128 par. 29 and Topic No. D-72 “Effect of Contracts That May Be Settled in Stock or Cash on the Computation of Diluted Earnings per Share.”
     According to SFAS 128 par. 50-51, the Company should account for the dilutive impact of the Warrant Agreement only when the average share price would require the Company to deliver shares (i.e., be in the money and dilutive).
     FASB Statement No. 128, Earnings per Share, addresses the effect on earnings per share computations of contracts that may be settled in stock or cash. Paragraph 29 of Statement 128 states:
If an entity issues a contract that may be settled in common stock or in cash at the election of either the entity or the holder . . . it shall be presumed that the contract will be settled in common stock and the resulting potential common shares included in diluted EPS . . . if the effect is more dilutive. . . .The presumption that the contract will be settled in common stock may be overcome if past experience or a stated policy provides a reasonable basis to believe that the contract will be paid partially or wholly in cash.
     The purchased Call Option and the Warrant Agreement provide for adjustments to their terms, including adjustment to the strike price, should the Company pay a dividend during the ex-dividend period that varies from the ordinary dividend Amount of $0.11 per share. The Company considered whether the terms of the Call Option or the Warrant Agreement constitute participating rights and therefore require the Company to compute basic and diluted EPS using the two-class method pursuant to SFAS 128 and EITF 03-6.
     Pursuant to Issue 2(b)(i) of EITF 03-6, a security convertible into the common stock of the issuer (e.g., convertible debt) or an option contract to purchase the issuer’s common stock that include a provision that reduces the conversion price based on the dividends declared by the issuer are not participating securities. The basis for that conclusion is the fact that the holder’s ability to participate in the undistributed earnings of the issuer is contingent on the conversion of the convertible security to equity or exercise of the outstanding option (which would only happen if the option is in the money), and, therefore, does not represent a participation right. Thus the purchased Call Option and the Warrant Agreement are not participating securities.
     The par value of the Notes ($1,000) will not be included in the dilutive earnings per share calculation since the settlement is cash only and EITF 04-8 does not apply.
FSP APB 14-1
     In May 2008, the FASB issued Staff Position No. APB 14-1, “Accounting for Convertible Debt Instruments that may be Settled in Cash Upon Conversion” (“FSP APB 14-1”). FSP APB 14-1 requires that the liability and equity components of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) be separately accounted for in a manner that reflects an issuer’s nonconvertible debt borrowing rate. As a result, the liability component would be recorded at a discount reflecting its below market coupon interest rate, and the liability component would subsequently be accreted to its par value over its expected life, with the rate of interest that reflects the market rate at issuance being reflected in the results of operations. This change in methodology will affect the calculations of net income and earnings per share, but will not increase the Company’s cash interest payments. FSP APB 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Retrospective application to all periods presented is required and early adoption is prohibited. The Notes are within the scope of FSP APB 14-1. As such, the Company has assessed the impact of adopting FSP APB 14-1 and expects to adjust its reported amounts for the fiscal year ended December 23, 2007 as follows (in thousands except per share amounts):

	As		As
	Reported	Adjustments	Adjusted
Statement of Operations
Interest expense, net	$41,672	$3,204	$44,876
Income tax expense (benefit)	(13,983)	(1,205)	(15,188)
Net income	28,859	(1,999)	26,860

Net income per share
Basic	0.87	(0.06)	0.81
Diluted	0.85	(0.06)	0.79
     In addition, the Company will record the following estimated amounts as additional non-cash interest expense upon the adoption of FSP APB 14-1 (in thousands):

Fiscal Year
2008	$8,901
2009	10,011
2010	11,060
2011	11,765
2012	4,821

     If you have questions concerning this letter or if you would like any additional information, please do not hesitate to contact me.

Very truly yours,
/s/ Jason H. Scott
Jason H. Scott

cc:	Michael T. Avara
Amy Geddes

US Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Mail Stop 3561
Washington, DC 20549
     Re: Acknowledgments Related to Staff’s Comment Letter dated December 30, 2008
Ladies and Gentlemen:
     In response to the closing comments of the Staff of the Division of Corporation Finance contained in the letter dated December 30, 2008 from David R. Humphrey, Branch Chief, with respect to the Annual Report on Form 10-K for the fiscal year ended December 23, 2007, the Company hereby acknowledges in connection with its response to the Staff’s comments that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
By:	/s/ Michael T. Avara
Michael T. Avara
Senior Vice President and Chief Financial Officer